Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	November 13, 2019

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended September 30, 2019 (“Q3 2019” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated. Amounts are expressed in thousands of US Dollars, unless otherwise stated or the context requires otherwise.

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TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Zimbabwe Commercial Environment
4.10.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Estimates
13.	Financial Instruments
14.	Dividend Policy
15.	Management and Board
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Pursuant to the signing of an agreement announced on November 6, 2018, Caledonia intends to purchase a further 15% of Blanket from one of Blanket’s indigenous shareholders. The transaction remains subject to approval from the Reserve Bank of Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	3 months ended September 30		9 months ended September 30		Comment
	2018	2019	2018	2019
Gold produced (oz)	13,978	13,646	39,558	38,306	Production was lower than in comparable periods due to lower mine production and lower grade
On-mine cost per ounce ($/oz)[1]	670	686	691	671	On-mine costs remain broadly stable
All-in sustaining cost ($/oz)[1] (“AISC”)	754	872	812	824	AISC was higher due to the cessation in the Quarter of receipts in respect of the gold support price and higher royalty payments due to the increased gold price.
Average realised gold price ($/oz)[1]	1,190	1,461	1,259	1,351	The Average gold price received reflects the higher gold price
Gross profit [2]	4,846	8,485	16,213	19,802	Higher gross profit was mainly due to higher revenues arising from the higher gold price
Net profit attributable to shareholders	2,224	7,007	7,982	39,628	Net profit includes significant foreign exchange gains arising from the devaluation of the Zimbabwe currency
Adjusted basic earnings per share (“EPS”)[3] (cents)	34.6	16.2	103.0	69.4	Adjusted EPS for the 9 months to September 30, 2019 excludes inter alia unrealised foreign exchange gains of $31.1 million but includes realised foreign exchange losses of $3.0 million - equivalent to 28 cents per share
Net cash and cash equivalents	5,896	8,026	5,896	8,026	Cash position remain strong
Net cash from operating activities	6,759	4,853	12,588	13,266	Robust cash generation in the Quarter despite an adverse working capital movement.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

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Completion of shaft sinking at Central Shaft

As announced on July 24, 2019 the Central Shaft has reached its target depth of 1,204 metres, which means that the shaft sinking phase of the project has been completed. Work has commenced on equipping the shaft but was severely affected by the sustained power outages experienced in July and early August and in October. It is expected that equipping will be completed in the fourth quarter of 2020, after which production from Central Shaft can commence. Production in 2021 is expected to be approximately 75,000 ounces, increasing to the target rate of 80,000 ounces in 2022.

Completion of the shaft-sinking phase at Central Shaft is a significant milestone and substantially de-risks the remainder of the project.

Production challenges appear to have been resolved

Mine production in the first part of the Quarter was adversely affected by Zimbabwe’s economic difficulties and technical problems: grade was lower than planned due to mining dilution and mine production was lower than expected due to low employee morale because of Zimbabwe’s deteriorating economic climate and delays in procuring equipment and consumables because of the shortage of foreign exchange. Production in July and early August was also hampered by sustained interruptions to the electricity supply and sporadic shortages of diesel.

The second half of the Quarter saw a substantial improvement in production as the following measures began to bear fruit:

•	a new electricity tariff resulted in a more reliable supply of imported electricity;
•	revising workers remuneration so that they are protected from inflation;
•	introducing a revised bonus structure to incentivize individual teams;
•	introducing new controls to minimize mining dilution and increase transparency in the daily targets for production teams;
•	strengthening on-mine supervision;
•	re-introducing underhand stoping in narrow reef areas with improved support so that safety is not compromised; and
•	continuing the Nyanzvi team-mobilising initiative: the production teams have been completed and the focus has shifted to mobilising the supervisors and management.

Blanket’s strong operating performance in September, October and the first part of November gives good grounds for confidence for future performance

Zimbabwe commercial environment – difficult but stabilising

Zimbabwe has a severe shortage of foreign exchange which has hampered Blanket’s procurement of the consumables and services it needs to sustain its operations, to implement the investment programme and to remit funds from Zimbabwe that are needed to sustain Caledonia’s international operations and fund Caledonia’s dividend. In recent months, the situation has stabilised and Blanket has not experienced the same degree of difficulty in accessing foreign exchange that it encountered earlier in 2019. Investors should recognize that Blanket’s ability to implement the investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalise cash from Zimbabwe.

Zimbabwe’s rate of inflation has increased, which had a major effect on Blanket’s operations in the early part of the year due to the adverse effect on worker morale. After the introduction of the interbank exchange mechanism in February 2019, Blanket re-structured worker’s remuneration to protect them from the adverse effects of inflation.

In July and early August, Blanket (in common with other industrial users) suffered extensive interruptions to its electricity supply due to a worsening in the supply and demand balance for electricity in Zimbabwe. After intensive discussions with all relevant parties, this matter was rapidly resolved and a new power supply agreement was put in place whereby participating gold producers pay for and receive dedicated imports of power. The electricity supply was again disrupted in October due to a supply deficit in South Africa which resulted in reduced electricity exports to Zimbabwe. Additional generators have been installed at Blanket which is now completely insulated from further disruptions to power supply. However, the use of diesel generators is not a long-term solution due to the cost and difficulty in obtaining diesel to run the generators for extended periods. Management is well-advanced in evaluating a possible solar project which should reduce Blanket’s dependence on grid power and improve the quality and security of Blanket’s electricity supply.

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Caledonia welcomes the recent changes which will reduce the burden of the royalty regime from January 1, 2020 (as discussed in section 4.9 of this MD&A).

Devaluation of the Zimbabwe Dollar results in substantial unrealised foreign exchange gains

The financial results for the Quarter and the preceding two quarters include substantial net foreign exchange profits due to the re-introduction of a Zimbabwe local currency and its devaluation against the US Dollar (which is the functional currency for Blanket Mine and Caledonia) and the prohibition on the use of currencies other than the local currency for domestic transactions. The net foreign exchange gain in the Quarter was $3.3 million which is in addition to the net gain of $21.6 million in the preceding quarter. The largest components of the gain relate to the reduced US Dollar values of the deferred tax liability and the term loan. If the Zimbabwe currency remains at the current level against the US Dollar these gains will be realised when the underlying liability falls due for settlement. Caledonia presents “adjusted earnings”, a non-IFRS measure which aims to present the underlying commercial performance of the business. Adjusted earnings exclude, inter alia, unrealised foreign exchange losses and gains but includes realised foreign exchange movements, which so far have amounted to net cumulative loss in the 9 months to September 30, 2019 of $3.0 million, which equates to a loss of 28 cents per share. A reconciliation of adjusted earnings to IFRS earnings is included in section 10 of this MD&A.

Appointment of a new non-executive director

On September 23, 2019 the Company announced that Nick Clarke had joined the board of directors of the Company as an independent non-executive director with immediate effect. Mr Clarke, who is Chairman of Central Asia Metals PLC, is a highly experienced Chartered Engineer with 45 years’ experience in the mining industry. He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fund raisings on AIM and TSX.

Dividend Policy

Caledonia’s dividend policy is to pay a dividend of 6.875 US cents per share at the end of January, April, July and October. The profitability and cash generation of Blanket Mine remains strong.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the investment programme at Blanket, the main component of which is the Central Shaft project, which is outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia continues to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the nine months and quarters ended September 30, 2019 and 2018 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended September 30		9 months ended September 30
	2018	2019	2018	2019
Revenue	16,647	19,953	50,904	52,393
Royalty	(834)	(999)	(2,549)	(2,682)
Production costs	(9,948)	(9,410)	(29,255)	(26,750))
Depreciation	(1,019)	(1,059)	(2,887)	(3,159)
Gross profit	4,846	8,485	16,213	19,802
Other income	1,683	5	4,784	2,043
Other expenses	(20)	(173)	(20)	(482)
Administrative expenses	(1,423)	(1,246)	(4,625)	(3,951)
Profit on sale of subsidiary	-	-	-	5,409
Net foreign exchange (loss)/gain	(275)	3,345	(115)	28,270
Cash-settled share-based payment	(113)	(36)	(450)	(406)
Equity-settled share-based payment	-	-	(14)	-
Gold hedge expense	(360)	-	(360)	(324)
Operating profit	4,338	10,380	15,413	50,361
Net finance cost	(97)	(16)	(142)	(36)
Profit before tax	4,241	10,364	15,271	50,325
Tax expense	(1,204)	(1,858)	(5,101)	(3,154)
Profit for the period	3,037	8,506	10,170	47,171

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(69)	(353)	(509)	(353)
Reclassification of accumulated exchange differences on the sale of subsidiary	-	-	-	(2,109)
Total comprehensive income for the period	2,968	8,153	9,661	44,709

Profit attributable to:
Shareholders of the Company	2,224	7,007	7,982	39,628
Non-controlling interests	813	1,499	2,188	7,543
Profit for the period	3,037	8,506	10,170	47,171

Total comprehensive income attributable to:
Shareholders of the Company	2,155	6,654	7,473	37,166
Non-controlling interests	831	1,499	2,188	7,543
Total comprehensive income for the period	2,968	8,153	9,661	44,709

Earnings per share (cents)
Basic	20.4	61.1	73.8	360.5
Diluted	20.4	60.9	73.7	360.2
Adjusted earnings per share (cents) (i)
Basic	24.6	16.2	103.0	69.4

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to section 10 for a discussion of non-IFRS measures.

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Revenue in the Quarter was 20% higher than in the third quarter of 2018 (the “comparable quarter”) due to a 23% increase in the average realised price of gold and a 2% reduction in the quantity of gold sold. The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter. Production for the Quarter is discussed in section 4.3 of this MD&A.

Production costs in the Quarter decreased by 5% compared to the comparable quarter mainly due to a lower electricity charge for the Quarter following the agreement of a new power supply agreement and the devaluation of certain costs in Zimbabwe that are denominated in local currency. Costs are discussed further in section 4.6 of this MD&A.

Depreciation was higher in the Quarter than the comparable quarter due to more items of property, plant and equipment being brought into use and depreciated.

Other income in the Quarter was lower than the comparable quarter due to the cessation of the gold support price because the gold price exceeded the gold support price of $1,368 per ounce. Revenues arising from the gold support price (and its predecessor arrangement, the Export Credit Incentive (“ECI”)) were recognised in previous quarters as “Other Income – Government Grant” on a receivable basis. The gold support price and the ECI are discussed in section 4.9 of this MD&A.

Other expenses in the Quarter include the costs of evaluating a potential solar power project.

Administrative expenses comprise the costs of Caledonia’s offices in Johannesburg, St Helier and Harare, and the costs of Caledonia’s board and executives, the finance and procurement teams based in Johannesburg, investor relations, corporate development, legal and secretarial costs. Administrative expenses in the Quarter were 12% lower than the comparable quarter due to continued efforts to reduce costs. Administrative expenses are analysed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. At the introduction of interbank trading between RTGS$ and foreign currencies in February 2019 (as discussed in section 4.9 of this MD&A), the interbank rate was 2.5 RTGS$ to US Dollar 1. This rate weakened to RTGS$3.003:US Dollar 1 as at March 31, 2019 to RTGS$6.5432: US Dollar 1 at June 30, 2019 and RTGS15.09: US Dollar 1 at September 30, 2019. Note 11 to the Unaudited Condensed Consolidated Interim Financial Statements analyses the net foreign exchange gain between realised and unrealised components. The largest components of the net gain in the Quarter were gains on borrowings denominated in RTGS$ and the deferred tax liability, offset by a loss on RTGS$-denominated receivables, the most significant of which is the VAT recoverable.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash, shares or a combination of both at the discretion of the award holder. The LTIP expense in the Quarter was $36 (2018: $113) and reflects a combination of factors which include the change in the Company’s share price and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Quarter
($’000’s)
	Zimbabwe	South Africa	Total
Income tax	2,138	60	2,198
Withholding tax
Management Fee	-	27	27
Deemed Dividend	21	-	21
Deferred tax	(382)	(6)	(388)
	1,777	81	1,858

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The overall effective taxation rate in the Quarter was 18% compared to 28% in the comparable quarter.

Zimbabwean deferred tax, which reflects inter alia the difference between the accounting and tax treatments of capital investment, has historically been a large component of the overall tax charge. 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax, whereas for accounting purposes depreciation commences when the project enters production. In the Quarter and the preceding quarter there have been deferred tax credits due to the calculation of Blanket’s tax liability using RTGS$-denominated accounts, which results in foreign exchange losses which outweigh the deferred tax charges arising from high capital investment.

Withholding tax is Zimbabwean withholding tax on dividends remitted to the UK and the deemed dividend arising on management fees paid to Caledonia’s wholly owned subsidiary in South Africa.

The non-controlling interests are 16.2% of Blanket’s net profit which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

Adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a reconciliation of adjusted EPS to basic EPS on an IFRS basis.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the nine months and quarters ended September 30, 2019 and 2018 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2018	2019	2018	2019
Cash flows from operating activities
Cash generated from operations	7,013	4,886	15,446	14,003
Net interest paid	(105)	(33)	(187)	(129)
Tax paid	(149)	-	(2,671)	(608)
Net cash from operating activities	6,759	4,853	12,588	13,266

Cash flows used in investing activities
Acquisition of Property, plant and equipment	(5,234)	(5,583)	(16,010)	(14,909)
Proceeds from disposal of subsidiary	-	-	-	1,000
Net cash used in investing activities	(5,234)	(5,583)	(16,010)	(13,909)

Cash flows from financing activities
Dividends paid	(584)	(883)	(2,345)	(2,503)
Repayment of term loan facility	(375)	-	(1,125)	-
Net cash used in financing activities	(959)	(883)	(3,470)	(2,503)

Net decrease in cash and cash equivalents	566	(1,613)	(6,892)	(3,146)
Effect of exchange rate fluctuations on cash held	22	1,764	32	(15)
Net cash and cash equivalents at beginning of the period	5,308	7,875	12,756	11,187
Net cash and cash equivalents at end of the period	5,896	8,026	5,896	8,026

Cash generated from operating activities is analysed in note 16 to the Unaudited Condensed Consolidated Interim Financial Statements.

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Cash flows in the Quarter from operations before working capital was $5,597 - little changed from the $5,729 in the comparable quarter. Cash generated from operations after working capital was $4,886, lower than the $7,013 in the comparable quarter largely due to increased in working capital in the Quarter of $711 (2018: decrease of $1,284). Working capital increased due to:

•	the usual build-up in inventories towards the end of the year and to provide a buffer because more consumables are sourced from South Africa as Zimbabwean suppliers become less competitive;
•	reduced trade payables as suppliers in Zimbabwe have withdrawn credit facilities due to the high level of inflation; and
•	increased receivables – particularly the VAT receivable from the Zimbabwe government due to the lack of funds to pay refunds.

Net investment in property, plant and equipment remains high in terms of the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment. Net investment in the Quarter also included an unbudgeted amount of approximately $1.5 million to buy additional generators in response to the power outages experienced in July and early August.

The dividends paid relate to the dividend paid by Caledonia in the Quarter and the portion of dividends paid by Blanket that accrued to the indigenous shareholders after retentions to repay the facilitation loans.

The effect of exchange rate fluctuations on cash held reflects the devaluation of RTGS$-denominated cash balances following the introduction of the inter-bank trading mechanism by the Reserve Bank of Zimbabwe (the “RBZ”) which is discussed in section 4.9. The adverse effect on cash balances forms part of an overall foreign exchange gain arising on the devaluation of all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2018 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Sept 30	Dec 31
		2019	2018
Total non-current assets		109,255	97,525
Inventories		10,238	9,427
Prepayments		1,773	866
Trade and other receivables		7,936	6,392
Cash and cash equivalents		8,026	11,187
Assets held for sale		-	296
Total assets		137,228	125,693
Total non-current liabilities		4,892	34,687
Trade and other payables		8,013	10,051
Income tax payable		2,346	1,538
Liabilities associated with assets held for sale		-	609
Total liabilities		15,251	46,885
Total equity		121,977	78,808
Total equity and liabilities		137,228	125,693

Non-current assets increased due to the continued investment at the Central Shaft, investment to sustain existing operations and the purchase of additional generators to safeguard Blanket’s electricity supply.

Prepayments represent deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course. The increased amount at September 30, 2019 compared to December 31, 2018 reflects prepayments for equipment and materials to equip the Central Shaft in coming months.

Trade and other receivables are analysed in note 15 to the Unaudited Condensed Consolidated Interim Financial Statements and include $3,988 (December 31, 2018: $2,695) due from Fidelity in respect of gold deliveries prior to the close of business on September 30, 2019 and $1,831 (December 31, 2018: $2,743) due from the Government of Zimbabwe in respect of VAT refunds. The increased amount due from Fidelity reflects the extension of the payment cycle following the implementation of the monetary policy announced by the RBZ on February 20, 2019 as discussed in section 4.9 and the higher gold price, which increases the value of each delivery made to Fidelity. The amounts due from Fidelity were received in full after the end of the Quarter. The amount due in respect of VAT refunds has increased and reflects increased delays in the processing of refunds by the Government of Zimbabwe. Management is exploring alternative ways to recover the amounts due. Trade receivables include $1,953 (2018: nil) in respect of deferred consideration due on the disposal of Eersteling Gold Mining Company Limited (“Eersteling”), the sale of which was concluded in the previous quarter and is discussed in the previous MD&A.

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Non-current liabilities reduced from $34,687 at December 31, 2018 to $4,892 at the end of the Quarter mainly due to the conversion of the RTGS$ 6 million term facility and the deferred tax liability into US Dollars as these balances are denominated in RTGS$.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sept 30, 2019
Revenue from operations	19,599	18,059	16,198	16,647	17,495	15,920	16,520	19,953
Profit attributable to owners of the Company	3,232	3,154	2,604	2,224	2,784	9,318	23,303	7,007
Earnings per share – basic (cents)	29.5	29.3	24.1	20.4	25.1	88.6	210.8	61.1
Earnings per share – diluted (cents)	29.4	29.2	24.1	20.4	25.2	88.5	210.9	60.9
Net cash and cash equivalents	12,765	13,380	5,308	5,896	11,187	9,742	7,875	8,026

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs and incomes. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2017	Q1 2018	Q3 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Fatal	0	1	0	1	0	0	0	0
Lost time injury	0	1	3	1	0	2	0	0
Restricted work activity	4	6	5	4	1	3	7	4
First aid	2	1	2	6	0	0	0	0
Medical aid	4	4	2	1	6	1	1	4
Occupational illness	0	0	0	0	0	0	0	0
Total	10	13	12	13	7	6	8	8
Incidents	11	7	10	8	7	12	15	12
Near misses	2	4	1	2	4	5	2	8
Disability Injury Frequency Rate	0.00	0.31	0.44	0.29	0.00	0.32	0.00	0.00
Total Injury Frequency Rate	1.57	2.03	1.77	1.78	1.12	0.97	1.23	1.23
Man-hours worked (thousands)	1,271	1,278	1,352	1,371	1,252	1,240	1,296	1,297

Following the high level of accidents in 2018 a safety training facility (called the Nyanzvi initiative) was established at the mine using dedicated facilities and specially trained facilitators. 215 employees participated in the Nyanzvi scheme during the Quarter, increasing the total number of employees who have passed through the scheme in 2019 to 1,245. As a result of this increased focus on safety training, there has been a reduction in the number of accidents in the 9 months to September 30, 2019 compared to the first 9 months of 2018. Safety training is an ongoing exercise and it will remain an area of focus for management.

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4.2	Corporate and Social Investment (“CSI”) and Contribution to the Zimbabwean Economy

All of Caledonia’s CSI initiatives are implemented by Blanket. Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	CSI	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4		10,140	10,144
Q1	2019	14	-	2,567	2,581
Q2	2019	27	-	2,360	2,387
Q3	2019	11	-	3,344	3,355

There is currently no legal requirement in Zimbabwe for mining companies to implement CSI, but there is an increasing expectation from stakeholders in Zimbabwe that mining companies should engage in CSI. The Zimbabwe government is planning legislation to replace the repealed indigenization legislation that will require business to implement CSI. There is also an expectation from international investors that mining companies should do more to address social and environmental issues. For many years Blanket has engaged in ad hoc CSI activities; Blanket’s board of directors has approved the development of a CSI programme.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters, the years 2016, 2017 and 2018 and October 2019 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	135,847	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
October	2019	52,465	3.55	93.5	5,597

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Gold production for the Quarter was 2.4% lower than the comparable quarter and 7.3% higher than the previous quarter. Gold production was lower than planned primarily because of lower than planned tonnes milled and to a lesser extent by lower than expected grade and recovery. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A. Production in September and October 2019 showed a significant improvement due to higher tonnes mined, an improved grade and higher recoveries. The significant improvement in performance in since the start of September reflects the success of the management interventions in recent quarters.

4.4	Underground

Tonnes milled in the Quarter were 7.6% lower than the comparable quarter and 2.8% higher than the preceding quarter. Ore production in the first half of the Quarter was hampered by extended power outages which were experienced in the first part of the Quarter.

Blanket continues to experience an unstable electricity supply from the grid (i.e. surges and dips in the voltage) due to lack of maintenance by the government-owned utility (ZESA). In the first quarter of 2019, the high frequency of power surges damaged Blanket’s auto tap changer which enables the transformer to accommodate voltage surges. Without the auto tap changer the transformer has only a finite capacity to regulate surges and many more power trips are experienced. The auto tap changer was repaired and re-installed in May and has effectively protected Blanket’s equipment from most of the power surges in the Quarter.

As discussed in section 4.9, from early July 2019 until the middle of August, Blanket suffered extended power outages due to the severe shortage of electricity in Zimbabwe and disruptions to the supply of imported electricity. Blanket has back-up diesel generators to maintain production: generator usage in the Quarter totalled 1,451 hours, compared to 686 hours in the preceding quarter and 1,486 hours in the whole of 2018. The electricity supply situation improved from the middle of the Quarter although there were further power interruptions in October because of power supply shortages in South Africa, which resulted in the suspension of electricity exports from South Africa to Zimbabwe. Management is evaluating a range of solutions to this problem as discussed in section 4.9 of this MD&A.

The high incidence of lost shifts due to unauthorised employee absences (“AWOLs”) and employee desertions which adversely affected production in previous quarters has reduced after management adjusted Zimbabwe-dollar denominated wages and salaries to reflect the devaluation of the Zimbabwe dollar against the US Dollar. The Zimbabwe dollar weakened from parity with the US Dollar in February 2019 to a rate of RTGS$15.09: US$1 at the end of the Quarter and has contributed to high inflation in Zimbabwe dollar terms. By adjusting wages and salaries to reflect the devaluation of the Zimbabwe dollar, Blanket has shielded its workforce from most of the effects of inflation and reduced the loss of key personnel whilst maintaining the cost of labour stable in US Dollar terms.

Employee morale has also improved following the introduction of a new bonus structure at Blanket: production teams now receive a monthly or quarterly bonus (depending on the worker’s grade) which reflects the specific performance of their team and keeps the productive teams motivated during difficult periods. Previously production bonuses were awarded annually based on the performance of the entire mine. The improved morale has contributed to improved daily production tonnage in the later part of the Quarter; this improvement has continued into October and November.

Production volumes also improved towards the end of the Quarter and into October following the introduction of new controls which help to ensure that each production crew achieves its daily target of ore and gold contained therein.

The grade in the Quarter although higher than the preceding quarter was lower than planned in the first two months of the Quarter due to continued incidence of mining dilution. Measures taken in previous quarters to improve the accuracy of drilling have had some effect. However, in certain areas, after accurate blasting took place, sloughing of the hanging wall and footwall introduced waste material into the draw points. To address this problem, under-hand stoping was re-introduced into all narrow stope areas with additional measures to enhance safety. In addition, measures have been introduced to improve the quality of supervision and increase mining discipline.

Primary development advanced in the Quarter by 2,662 metres compared to 2,482 metres in the previous quarter and a plan of 2,996 metres. The shortfall against plan was largely due to machines being temporarily allocated to production. It is expected that development will improve in the remainder of 2019.

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Production in October showed a significant improvement in the average tonnes mined per day and grade. This reflects the success of the measures introduced to reduce mining dilution due to better grade controls and to improve employee morale.

4.5	Metallurgical Plant

Plant throughput in the Quarter was 72.3 tonnes per hour (“tph”) compared to 69.4 tph in the previous quarter due to higher ore production as discussed in section 4.4. Recoveries in the Quarter were 93.2%, unchanged from the previous quarter, but lower than planned due to the lower plant feed grade.

Recoveries in the Quarter continued to be adversely affected by the failure of the old oxygen plant which was beyond repair. Lower oxygen concentrations also resulted in increased cyanide consumption, which contributed to increased consumable costs at the metallurgical plant. A new oxygen plant was commissioned in October. The full benefit of the new oxygen plant in terms of higher recoveries and reduced cyanide consumption is expected to be realised towards the end of the year after completion of a project to improve the sparging of oxygen into the CIL tanks.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. In previous quarters the all-in sustaining cost also included as a credit (i.e. as a deduction from costs) the ECI and the gold support price; in the Quarter the gold price exceeded the gold support price (approximately $1,368 per ounce) and accordingly no incentives were payable in the Quarter; and

iii.	All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to September 30		9 Months to September 30
	2018	2019	2018	2019
On-mine cost[4]	670	686	691	671
All-in sustaining cost per ounce[4]	754	872	812	824
All-in cost per ounce[4]	1,110	1,275	1,172	1,202

Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

____________________________

4 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS

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On-Mine costs

On-mine costs comprises labour, electricity, consumables and other costs such as safety and on-mine administration costs which include security and insurance. On-mine costs are analysed in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements.

On-mine costs per ounce increased by 2.6% from $670 in the comparable quarter to $686 in the Quarter due to higher labour and consumable costs the effect of which was offset by lower electricity costs and lower “other costs”.

•	Labour costs were higher in the Quarter compared to the comparable quarter which benefitted from the reversal of a production bonus accrual. Underlying labour costs have remained stable: there has been little change in employee headcount; following the introduction of the interbank rate, wages which are paid in Zimbabwe currency, have been adjusted on a monthly basis to remain stable in US Dollar terms.
•	Consumable costs increased in the Quarter compared to the comparable quarter due to the higher cost of maintaining the underground fleet of trackless equipment.
•	As discussed in section 4.9, from August 2019 Blanket began to pay for electricity in FCA at a tariff that was lower than in previous quarters (other than the tariff in the previous quarter, which was denominated in local currency and hence was abnormally low in US Dollar terms due to the devaluation of the Zimbabwe dollar). Due to the high level of power outages in July and early August, Blanket used substantially more diesel in the Quarter than in previous quarters and this would normally have resulted in a higher overall cost of electricity. However, for much of the Quarter, Blanket purchased diesel at a regulated price which was denominated in RTGS$ at a price which lagged behind the devaluation of the devaluation of the local currency, thereby resulting in foreign exchange gains which mitigated the adverse effect of higher generator usage.
•	“Other costs” comprise on-mine costs other than power, labour and consumables; the main components of “other costs” are security (which is outsourced), insurance and telecommunications. These costs are denominated in local currency and were not adjusted by the service providers to reflect the devaluation of the Zimbabwe dollar.

All-in sustaining costs

All-in sustaining costs per ounce were 16% higher in the Quarter compared to the comparable quarter. The increase was entirely due to the cessation of the gold support price because the gold price exceeded the support price for the entire Quarter of $1,368 per ounce. The operation of the gold support price is discussed in section 4.9. Excluding the effect of the gold support price, the all-in sustaining cost per ounce was slightly lower in the Quarter than in the comparable quarter: lower sustaining capital expenditure and lower general and administrative expenses were balanced by a higher royalty payment to the Zimbabwe Government which was due to the higher gold price.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A. All-in costs in the Quarter included approximately $110 per ounce in respect of additional diesel generators that were purchased in response to the increased incidence of power outages.

4.7	Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. Continued exploration has improved the understanding of the ore bodies and has resulted in progressive increases in resources below 750 metres. Accordingly, in November 2017, the Company announced that it intended to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. Progress on sinking the shaft since late 2017 was adversely affected by the increased frequency of power trips due to the unstable incoming supply from the grid. Due to these delays in 2018 we announced that the vertical shaft sinking would be reduced by one level and the shaft would be sunk to a depth of 1,204 metres. The fourth level is intended to be added via a decline which will start in approximately 3-4 years. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft.

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As announced on July 24, 2019 the Central Shaft reached its target depth of 1,204 metres, which means that the shaft sinking phase of the project has been completed. Work has commenced on equipping the shaft, although this work was affected by the power outages in July and early August and in October. Blanket had installed back-up generator capacity of approximately 12.5 megawatts (MW), sufficient to run the mine at full capacity but not enough to sustain the mine and the Central Shaft project. In the interests of maintaining production, work at Central Shaft was curtailed if there was insufficient power. In response to the increased incidence of electricity outages, Blanket purchased an additional 6 MW of diesel generators which have been commissioned. Blanket's operations are now fully insulated from the risk of unstable and insecure electricity supply. Due to the delays caused by electricity, the shaft equipping will take approximately 12 months and the shaft is expected to be commissioned in the fourth quarter of 2020, after which production from Central Shaft can commence. Production in 2021 is expected to be approximately 75,000 ounces, increasing to the target rate of 80,000 ounces in 2022.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at September 30, 2019 was $30.98 million (December 31, 2018: $30.99 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $1.78 million at September 30, 2019 (December 31, 2018: $2.19 million).

On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflected the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that the indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction is subject to approvals from various Zimbabwean regulatory authorities. Caledonia has received approval from the RBZ to the transaction and, in early October, clearance was granted by the Zimbabwe Revenue Authority to the transfer of Fremiro’s shares to Caledonia; the only remaining approval that is required is approval from the RBZ for Fremiro to be permitted to hold the Caledonia shares they will receive outside Zimbabwe. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

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4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although in recent months Blanket has had satisfactory access to foreign exchange due to the higher gold price and increased production.

•	The rate of annual inflation increased from 5% in September 2018 to 175% by June 2019. The Zimbabwe government no longer releases annualised inflation data, but it is widely accepted that the rate of inflation has increased and Zimbabwe is experiencing “hyperinflation”. A high rate of inflation has little effect on Blanket’s operations now that Blanket has adjusted employee remuneration to reflect the increased cost of living – this is discussed further below.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “RTGS Dollars” or “RTGS$”) accounts which can only be used for domestic transactions. Previously all bank accounts in Zimbabwe were in the RTGS$ system;

•	On February 20, 2019 the RBZ allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. Initially the interbank rate was 2.5 RTGS Dollars to 1 US Dollar; this rate weakened to RTGS$3.003:US Dollar 1 as at March 31, 2019 and weakened further to RTGS$6.5432: US Dollar 1 as at June 30, 2019 and to RTGS15.09: US Dollar 1 as at September 30, 2019. The RTGS Dollar has continued to weaken after the end of the Quarter.

•	The interbank trading mechanism has addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices, which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. The interbank market is relevant in terms of creating an exchange rate; however, there is little liquidity in this market so it is not a meaningful mechanism to trade between RTGS$ and US Dollars.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity Printers and Refiners Limited (“Fidelity”), a subsidiary of the RBZ. 55% of the sale proceeds are received in FCA and the balance is received in RTGS$. Blanket uses the FCA component to pay for imported goods, services and electricity; the RTGS$ component is used to pay for goods and services procured in Zimbabwe and to pay employees and taxes. At prevailing gold prices and the current rate of production the 55% FCA allocation is sufficient for Blanket to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe.

•	If Blanket or Caledonia require additional FCA, they must make an application to the RBZ for an additional allocation of foreign exchange as there is insufficient liquidity on the interbank market to make any significant purchases of FCA. The RBZ considers requests for additional foreign currency in specific circumstances from individual gold miners and Caledonia has continued its engagement with the RBZ and the government to secure the additional foreign currency it requires. This requirement to make specific application for foreign currency is no different from the situation which existed before the implementation of the new policy. Hitherto, Blanket and Caledonia have operated satisfactorily under this system, although it requires constant management attention.

•	On June 24, 2019 the Government issued S.I. 142 which stated: “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these the Unaudited Condensed Consolidated Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities. Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I.142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain which was recognised in the preceding quarter.
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•	Blanket’s borrowings are denominated in RTGS$, which means their value in US Dollars has reduced due to the devaluation of the RTGS$. Blanket requires an overdraft facility of approximately US$4 million for working capital purposes. In the ordinary course of events, Blanket would increase its RTGS-denominated debt so that the US Dollar value remains unchanged. However, policy interventions by the RBZ have reduced the lending capacity of Blanket’s domestic bankers and they were unable to restore Blanket’s overdraft limit to the historic US-Dollar value. After the end of the Quarter, Blanket increased its debt facilities to the target level however, these facilities have already diminished in value and there is no guarantee that further increases will be readily available from the local banking market. In the context of Blanket’s restricted access to foreign exchange (because it receives only 55% of its revenues in FCA), management does not think it prudent to seek debt funding outside Zimbabwe. Management is therefore considering other forms of RTGS$-denominated debt finance in Zimbabwe. The interest rate on RTGS$-denominated borrowings has increased: during the Quarter the interest rate on Blanket’s unsecured overdraft facility increased from 6.875% to 35.78%; since the end of the Quarter the rate has reduced to approximately 25%.

•	Provided the interbank exchange rate is efficient and Blanket receives the amounts due promptly, in full and at an exchange rate which reflects economic fundamentals, management is optimistic the revised policy may create a more stable environment. Investors should recognize that Blanket’s ability to implement its investment plan and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalise cash from Zimbabwe.

Export credit incentive (“ECI”) and gold support price

Blanket sells gold to Fidelity and is contractually entitled to receive a price which is derived from the afternoon price fixed by the London Bullion Market Association (the “LBMA price”) the day after the bullion delivered by Blanket has been assayed. 55% of Blanket’s proceeds are received in US Dollars and the remainder is received in RTGS$ using the interbank exchange rate for RTGS$ and US Dollars.

Prior to February 20, 2019, Blanket in common with the other gold producers, received the ECI which was a 10% premium to the LMBA price. On February 27, 2019 Caledonia announced the termination of the ECI programme and the financial effect thereof.

From March 6, 2019 it became apparent that Blanket’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing LBMA price. On May 12, 2019 the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which has been implemented to incentivize gold producers to increase gold production. The gold support price has not been increased as the LMBA gold price has subsequently increased above $1,368.58 per ounce; Caledonia has no information whether the gold support price would be re-introduced if the LMBA price fell below $1,368.58 per ounce.

As the LBMA gold price exceeded the gold support price on each delivery date in the Quarter, there was no income in the Quarter in respect of the gold support price. The income arising from the ECI and the gold support price in previous quarters was included as “Other Income”.

Electricity supply

Zimbabwe’s electricity generation is mainly from the Kariba hydro station on the Zambezi and the Hwange coal-fired station with several other much smaller coal-fired power stations. Even if Zimbabwe’s installed generating capacity is fully operational, it cannot generate enough electricity to meet its requirements and therefore Zimbabwe imports electricity from Mozambique and South Africa. Until recently, Zimbabwe managed its electricity supply and demand such that there were no significant power outages arising from supply shortages. In any event, since 2010 Blanket Mine, along with most other gold producers, had a supply agreement with ZESA in terms of which the consumers paid a premium rate in return for un-interrupted power. This agreement expired on December 31, 2018 and was not renewed as ZESA demanded that payment should be in US Dollars, which was neither practical (due to insufficient access to US Dollars) nor permissible in terms of Zimbabwean foreign exchange controls.

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In recent months, the generating capacity at the Kariba hydro generating station has been significantly reduced due to low water levels caused by insufficient rain in the catchment area. In addition, in July and early August 2019, South Africa has reduced its deliveries of electricity to Zimbabwe due to non-payment for historic deliveries. In October 2019 the export of electricity from South Africa was further interrupted due to a lack of generating capacity in South Africa. The combined effect of these factors is that Zimbabwe experiences a severe electricity shortage and has resorted to “load-shedding” whereby electricity consumers experience prolonged power outages. Initially the load-shedding targeted domestic consumers; however, from early July 2019, Blanket and other industrial users have experienced substantial interruptions to their electricity supply. In the case of Blanket which has a maximum demand of 18MW, in July and early August 2019 it was regularly required to reduce its consumption by up to 8 MW for periods of up to 16 hours each day. As a result of load-shedding, Blanket’s use of diesel for generating electricity increased from approximately 30,000 litres per month in 2018 to 265,000 litres in July 2019. The recurrence of load-shedding in October was less severe and Blanket was required to reduce consumption by up to 4MW for periods of up to 10 hours per day.

Blanket and Caledonia management had constructive engagement with the relevant authorities both directly and via the Chamber of Mines to find an urgent resolution to this matter. All parties understand that without sufficient power, Zimbabwe’s gold production and hence its ability to earn foreign exchange, will be very severely affected if the gold industry does not receive sufficient power to maintain production.

Although it is hoped that power production from Kariba will increase when water levels return to normal, it is likely that Zimbabwe will continue to experience severe electricity shortages. The situation may be exacerbated by the increasing difficulties experienced by the South African state-owned electricity generator, which has been a substantial supplier to Zimbabwe.

An additional difficulty, which Blanket has experienced for many months, is that the electricity supply from the grid is highly unstable and is subject to frequent surges and dips in voltage. Power surges, if not controlled, cause severe damage to Blanket’s electrical equipment. Blanket has therefore installed its own equipment to regulate the incoming power; however, this equipment was itself damaged by the incoming supply although it was repaired and re-installed in the Quarter.

Caledonia’s approach to the electricity situation is threefold:

i.	continue to engage constructively with ZESA with the objective of securing cheap, reliable and stable power from the grid. This includes agreeing a realistic electricity pricing formula in the context of the current monetary conditions; assisting ZESA to repair and maintain its own equipment and participating in an industry-wide scheme to import power. On August 9, 2019 Blanket signed a new power supply agreement in terms of which Blanket will receive un-interrupted power in return for an FCA-denominated tariff which, although cheaper than the tariff which prevailed until December 31, 2018, is still sufficient to allow ZESA to import power so that (subject to the availability of power in neighbouring countries) it can keep its supply commitment to the participants in the scheme.

ii.	increase Blanket’s stand-by diesel generating capacity. Blanket has recently commissioned a further 6MW of diesel generators which means that it now has 18MW of installed diesel generators which is sufficient to maintain production and allow work to continue on the Central Shaft. However, diesel generators are not, by themselves, a long-term solution to the electricity problem: diesel power is expensive and requires large quantities of diesel which is not always easily available and may require payment in FCA;

iii.	explore the installation of a solar power plant to supply some or all of Blanket’s requirements. Management is currently completing financial and technical evaluations of a solar project and has applied for a generating licence so that it can move quickly if the evaluations indicate that a solar project will be cost effective. A tender process has commenced to identify a party to build and operate the solar plant and, if competitive, to provide funding for the plant.

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Water supply

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The last rainy season was very poor and water levels in the dam are significantly lower than usual. The water authority has released water from an upstream dam to replenish the Blanket dam and management believes that, with careful management, there is enough water in the Blanket dam to maintain normal operations until the start of the next rainy season. However, it is important that the forthcoming rainy season is successful. Blanket has some boreholes which it could use to augment other water supplies; however, the boreholes would not produce enough to meet all of Blanket’s water requirements.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket Mine and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5%. Historically, the royalty has not been an allowable expense for the purposes of calculating taxable profits. In the Mid-Year Budget Review, published on August 1, 2019 it was announced that with effect from January 1, 2020 the royalty would be allowable as a deductible expense. It was also announced that from September 1, 2019 the royalty rate would be calculated on a sliding scale based on gold prices: a royalty rate at 3% will apply if the gold price is below $1,200 and a royalty of 5% will apply if the gold price is over $1,200 per ounce. This proposal will reduce the royalty and tax burden on Blanket: illustratively, the effect of these changes for each 10,000 ounces per annum of gold production at an assumed gold price of $1,450 per ounce would be a post-tax benefit of approximately $360.

•	Income tax is levied at 25.75% on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation, most of the management fees paid by Blanket to Caledonia’s subsidiary in South Africa and the royalty on gold sales. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the Zimbabwe government proposed that the royalty would be deductible for income tax purposes with effect from January 1, 2020.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to Caledonia in South Africa.

•	Although the US Dollar is Blanket’s functional currency, the Zimbabwe tax authorities require Blanket to calculate its tax liability using accounts prepared in local currency. Whereas using the US Dollar as the functional currency Blanket realizes foreign exchange gains, if the calculation is performed using local currency accounts Blanket incurs foreign exchange losses. Unrealised foreign exchange losses are excluded in the calculation of income tax but they give rise to deferred tax credits which may outweigh the deferred tax charges which results from capital expenditure.

4.10	Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7 the Company has sunk a new shaft to a depth of 1,204 metres and has now commenced the equipping phase. Once commissioned, the shaft should allow production to increase to the targeted rate of approximately 80,000 ounces per annum from 2022. Subject to the continued availability of foreign currency (as discussed in section 4.9), Caledonia intends to continue to implement the Central Shaft project.

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Production Guidance

Production guidance for 2019 is a range of 50,000 to 53,000 ounces of gold. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2019 is in the range of $735 to $817 per ounce; guidance for AISC is $933 to $1,022 per ounce. On-mine cost and AISC per ounce for the 9 months to September 30, 2019 are below guidance due to stringent cost controls, the devaluation of the RTGS$, sterling and the South African rand against the US Dollar, the reversal of a production bonus accrual for the first six months of 2019 because production was below target, the lower cost of electricity and the effect of the gold support price in the preceding quarter. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Earnings Guidance

Guidance for adjusted EPS for 2019 is 86 to 117 cents assuming the production and cost guidance set out above and that the gold price remains at current levels for the remainder of the year. Adjusted EPS for the first 9 months of 2019 were 69.4 cents, which on an annualised basis, is within earnings guidance for 2019. Adjusted earnings include $3.0 million of realised foreign exchange losses (equivalent to approximately 28 cents per share); the earnings guidance takes no account of realised foreign exchange movements. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements. The Company’s ability to achieve the production, cost and earnings guidance set out above will be influenced by many factors which are discussed in section 17 of this MD&A.

Changes in Indigenisation Legislation

As discussed in section 4.8 of this MD&A, following changes in legislation, Caledonia has entered into a sale agreement to acquire a further 15% of Blanket and it will evaluate the potential to buy back the shareholding of NIEEF and restructure the shareholding of Blanket’s employees. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on any transaction with NIEEF or Blanket’s employees nor that the conditions to the sale agreement with Fremiro will be fulfilled.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket on schedule and within budget. Subject to the continued availability of foreign currency, Caledonia’s board and management believe the successful implementation of the Central Shaft project remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia continues to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

5	EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1	Blanket Exploration

2,278 metres were drilled in the Quarter compared to 3,596 metres in the previous quarter.

5.2	Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 237 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s exploration on the satellite properties has been focused on the GG and the Mascot exploration prospects which, based on past production records, are believed to have the greatest potential. Due to the continued high level of capital investment on the Central Shaft and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

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6.	INVESTING

An analysis of investment in the Quarter, the preceding quarters and the years 2017 and 2018 is set out below.

($’000’s)	2017 Year	2018 Year	2019 Q1	2019 Q2	2019 Q3
Total Investment	20,949	19,915	5,209	4,208	5,636
Blanket	20,939	19,900	5,045	4,203	5,636
Other	10	15	164	5	0

Investment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A. Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter. The Company currently has no plans to raise equity. As at September 30, 2019 Blanket has an unsecured RTGS$4 million overdraft facility in Zimbabwe which is repayable on demand and was undrawn. In December 2018, Blanket drew down a RTGS$ 6 million 3-year facility which is re-payable by a single bullet payment in December 2021. After the end of the Quarter, Blanket secured an additional RTGS$21 million of overdraft facilities which are repayable on demand and a term loan facility of RTGS$35 million which is repayable in four equal quarterly instalments commencing in December 2020.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at September 30, 2019 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	June 30 2018	Sept 30 2018	Dec 31 2018	Mar 31 2019	June 30 2019	Sept 30 2019
Overdraft	2,749	3,931	-	-	-	-
Term facility	746	374	5,960	1,987	912	424
Cash and cash equivalents in the statement of cashflows (net of overdraft)	5,308	5,896	11,187	9,742	7,875	8,026
Working capital	11,119	10,151	15,970	14,498	16,447	17,614

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The RTGS$6 million term facility is held by Blanket with a Zimbabwean bank, is unsecured and had a three-year term at draw-down in December 2018 with a single bullet repayment in December 2021. The term facility is repayable in RTGS$ and accordingly has been revalued from approximately $6 million to approximately $424 following the introduction of inter-bank trading between RTGS$ and foreign currencies and the subsequent devaluation of the RTGS$ as discussed in section 4.9 of this MD&A. The Company’s liquid assets as at September 30, 2019 exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

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9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $30.98 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at September 30, 2019:

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	8,013	-	-	-	8,013
Term loan	-	424	-	-	424
Provisions	249	137	670	2,268	3,324
Capital expenditure commitments	2,493	-	-	-	2,493

The capital expenditure commitments relate primarily to materials and equipment which have been ordered by Caledonia in South Africa to equip the Central Shaft. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $4 million between September 2019 and December 2019 which is not yet committed and a further $26 million in the years 2020 and 2021, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s borrowing facilities. Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2019, Caledonia had potential liabilities for rehabilitation work on Blanket – if and when it is permanently closed – at an estimated discounted cost of $3.9 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the lifecycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to September 30		9 Months to September 30
	2018	2019	2018	2019
Production cost (IFRS)	9,948	9,410	29,255	26,750
Cash-settled share-based expense	-	(3)	-	(73)
Less exploration and site restoration costs	(189)	(193)	(748)	(592)
Other cost and intercompany adjustments	(399)	153	(617)	-92
On-mine production cost	9,360	9,367	27,890	25,993
Gold sales (oz)	13,977	13,646	40,389	38,748
On-mine costs per ounce ($/oz)	670	686	691	671

Royalty	834	999	2,549	2,682
Export incentive	(1,667)		(4,652)	(1,930)
Exploration, remediation and permitting cost	91	97	242	308
Sustaining capital expenditure	342	164	1,695	472
Administrative expenses	1,423	1,246	4,625	3,951
Silver by-product credit	(15)	(17)	(47)	(44)
Share-based payment expense	173	39	509	479
All in sustaining cost	10,541	11,895	32,811	31,911
Gold sales (oz)	13,977	13,646	40,389	38,748
All-in sustaining costs per ounce ($/oz)	754	872	812	824

Permitting and exploration expenses	72	32	132	101
Non-sustaining capital expenditure	4,904	5,469	14,373	14,578
Total all in cost	15,517	17,396	47,316	46590
Gold sales (oz)	13,977	13,646	40,389	38,748
All-in costs per ounce ($/oz)	1,110	1,275	1,172	1,202

10.2	Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS. The average realised gold price is after deduction of an “early settlement discount” by Fidelity of 1.25% of the gross sale proceeds.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2018	2019	2018	2019
Revenue (IFRS)	16,647	19,953	50,905	52,393
Revenues from sales of silver	(15)	(17)	(47)	(44)
Revenues from sales of gold	16,632	19,936	50,857	52,349
Gold ounces sold (oz)	13,977	13,646	40,389	38,748
Average realised gold price per ounce (US$/oz)	1,190	1,461	1,259	1,351

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10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to September 30			9 Months to September 30
	*2018		2019	*2018		2019
Profit for the period (IFRS)	3,037		8,506	10,170		47,171
Non-controlling interest share of profit for the period	(813)		(1,499)	(2,188)		(7,543)
Profit attributable to owners of the Company	2,604		7,007	7,982		39,628
Add back/(deduct) amounts in respect of:
Blanket Mine Employee Trust adjustment	(35)		(35)	(110)		(70)
Equity-settled share-based payments	-		-	14		-
Unrealised foreign exchange profit	239		(5,871)	114		(31,318)
Deferred tax	1,046		(388)	3,485		(1,746)
Profit on sale of subsidiary	-		-			(4,409)
	1,250		(6,294)	3,503		(37,543)
Non-controlling interest share of add backs and deductions in respect of:
Blanket Mine Employee Trust adjustment	6	*	5	18	*	11
Unrealised foreign exchange	(30	)*	961	(18	)*	5,074
Deferred tax	(159	)*	63	(565	)*	283
Net add back and deductions	(183)		1,029	(565)		5,368
Adjusted profit	3,671	*	1,742	10,920	*	7,453
Weighted average shares in issue (m)*	10,603		10,735	10,603		10,735
Adjusted EPS (cents)	34.6	*	16.2	103.0	*	69.4

*Restated period and numbers

In the previous quarter management restated the comparative Adjusted EPS to present the Add back/deduct amounts in the table above with the deduction of the non-controlling interest share to present adjusted earnings per share for the Company excluding any effects of non-controlling interest.

The company initiated the calculation of adjusted earnings primarily to adjust for the effects of the high level of deferred taxation which arose from the high levels of capital investment and resulted in an abnormally high effective overall rate of taxation. In the Quarter and the preceding two quarters, due to the rapid devaluation of the Zimbabwe currency, the Company has experienced very large unrealised foreign exchange gains. If exchange rates do not change, the unrealised gains will be realised in due course when the amounts falling due are settled. However, the quantum of the gain (or whether the benefit could become a loss) depends on future exchange rates which are unpredictable. Unrealised foreign exchange gains (and losses, if they were to materialise) are excluded from the calculation of adjusted earnings. Adjusted earnings include realised net foreign exchange movements, which amounted to an aggregate loss for the 9 months to September 30, 2019 of $3.0 million, equivalent to a loss of 28 cents per share.

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

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12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of GCSOT.
•	This effectively means that NCI is recognised at Blanket at 16.2% of its net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At September 30, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

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iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. A major assumption is that the Zimbabwe Revenue Authority (“ZIMRA”) will require a tax computation to be performed using accounts denominated in RTGS$. This results in a substantially different tax liability than if the computation is performed using accounts denominated in US Dollars, which is Blanket’s functional currency for the purposes of IFRS. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees (including any taxation thereon) in respect of share-based awards, which may be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash-settled share-based payment transactions are disclosed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

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viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available in the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a qualified person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

ix)	Income and Deferred tax liabilities

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters. In addition, the Group makes assumptions and estimates in recognising deferred tax assets as a monetary item and that the deferred tax liability will realise and that it will realise in RTGS$. The outcome of the income and deferred tax liabilities may result in a materially different outcome than the amount included in the tax liabilities in the statements of financial position

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13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold. After the end of the Quarter, Caledonia entered into hedging arrangements over 4,600 ounces of gold per month for the period from January 1, 2020 to June 30, 2020 which guarantees that Caledonia will receive a minimum price of $1,400 in respect of the ounces hedged. Caledonia retains full exposure if the gold price exceeds $1,400 per ounce. Caledonia will continue to assess the requirement for further hedging in the context of, inter alia, the prevailing gold price and Blanket’s production and capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in October 2019; the VAT receivable is outside the agreed terms and management is exploring alternative mechanisms to recover such amounts. The deferred consideration is in respect of the sale of Eersteling and is secured against the shares sold.

iii)	Impairment losses

None of the trade and other receivables other than the VAT receivable is past due at the period-end date. Management is exploring alternative mechanisms to recover the VAT.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. A three-year facility was drawn down in December 2018 and is repayable in a single payment in December 2021. A two-year facility was drawn down after the end of the Quarter and is repayable in four equal quarterly instalments commencing in December 2020.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, where possible Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and FCA Dollars.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Interest rates on borrowings in Zimbabwe currency increased in the Quarter from less than 7% to over 35%. However, the significant devaluation of the local currency means the value of the local borrowings and the interest thereon is not significant. After the end of the Quarter the interest rate on Blanket’s facilities reduced to approximately 25%. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

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14.	DIVIDEND POLICY

Caledonia’s current dividend policy is a dividend of 6.875 cents payable at the end of January, April, July and October. As discussed in section 4.9, monetary conditions in Zimbabwe have worsened and there is an increased risk that Caledonia will not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

15.	MANAGEMENT AND BOARD

On September 23, 2019 the Company announced that Nick Clarke had joined the board of directors of the Company as an independent non-executive director with immediate effect. Mr Clarke, who is Chairman of Central Asia Metals PLC, is a highly experienced Chartered Engineer with 45 years’ experience in the mining industry. He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fund raisings on AIM and TSX. He has an extensive background in managing AIM and TSX listed minerals companies including his current position as Chairman of Central Asia Metals PLC, where he was CEO from 2009 until 2016.

16.	SECURITIES OUTSTANDING

As at November 14, 2019 Caledonia had 10,763,041 common shares issued. As at November 14, 2019 outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30[5]	Aug 25, 2024
38,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,038,304 shares as at November 14, 2019 on the assumption that all the LTIPs are settled in cash, at the option of the LTIP holder.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate cash to be able to continue to invest in properties and projects without raising further third-party financing in addition to the existing debt facilities at Blanket. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all of its anticipated investment needs.

____________________________

5 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

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•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe so that the Group can sustain its activities outside Zimbabwe and continue to fund Caledonia’s dividend. A discussed in section 4.9, although there remains a severe shortage of foreign exchange in Zimbabwe, in recent months Blanket’s has had satisfactory access to foreign exchange. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks which include: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Management regularly reviews future cash flow forecasts in the context of downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on satellite properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The previous un-interrupted power supply agreement expired on December 31, 2018 and was not renewed. In July and early August 2019, Blanket experienced interruptions to its power supply. A new power supply agreement was agreed in August 2019, although this did not prevent further interruptions in October 2019 due to a regional shortage of electricity. Blanket has purchased additional standby generators to increase its capacity and is evaluating other sources of electricity. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The last rainy season was very poor and water levels in the dam are significantly lower than usual. The water authority has released water from an upstream dam to replenish the Blanket dam and management believes that with careful management, there is enough water in the Blanket dam to maintain normal operations until the next rainy season. However, it is important that the forthcoming rainy season is successful. Blanket has some boreholes which it could use to augment other water supplies, but they would not produce enough to meet all of Blanket’s water requirements.
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•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia management team has been augmented so that, if required, appropriate support could be provided to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Government of Zimbabwe is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of September 30, 2019. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at September 30, 2019, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at September 30, 2019. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at September 30, 2019, the Company’s ICFR was effective.

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There have been no changes in the Company’s ICFR during the period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology), Group Mineral Resource Manager, is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A. The projected gold production figures in this MD&A are explained in the MD&A dated March 20, 2019 and the MD&A dated August 13, 2019. Refer to the technical report dated 13 February 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)”, a copy of which was filed by the Company on SEDAR on March 2, 2018, for further technical information on Blanket Mine, the preparation of which Mr Matthews supervised, and for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which projected gold production, as set out in this MD&A, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.

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